HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2018 and 2017

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2018	2017
Revenues
Distribution (includes $67 related party revenues; 2017 – $69) (Note 20)	1,145	1,279
Transmission (includes $406 related party revenues; 2017 – $370) (Note 20)	421	367
	1,566	1,646

Costs
Purchased power (includes $518 related party costs; 2017 – $656) (Note 20)	751	889
Operation, maintenance and administration (Note 20)	259	264
Depreciation and amortization (Note 4)	195	193
	1,205	1,346

Income before financing charges and income taxes	361	300
Financing charges	99	103

Income before income taxes	262	197
Income taxes (Note 5)	44	26
Net income	218	171

Other comprehensive income	—	1
Comprehensive income	218	172

Net income attributable to:
Noncontrolling interest	1	1
Preferred shareholder	2	—
Common shareholder	215	170
	218	171

Comprehensive income attributable to:
Noncontrolling interest	1	1
Preferred shareholder	2	—
Common shareholder	215	171
	218	172

Earnings per common share (Note 18)
Basic	$1,512	$1,195
Diluted	$1,512	$1,195

Dividends per common share declared (Note 17)	$35	$14

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At March 31, 2018 and December 31, 2017

(millions of Canadian dollars)	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	13	—
Accounts receivable (Note 6)	584	635
Due from related parties	456	439
Other current assets (Note 7)	116	104
	1,169	1,178

Property, plant and equipment (Note 8)	19,994	19,871
Other long-term assets:
Regulatory assets	3,105	3,049
Deferred income tax assets	884	954
Intangible assets (net of accumulated amortization – $392; 2017 – $375)	365	369
Goodwill	325	325
Other assets	4	5
	4,683	4,702
Total assets	25,846	25,751

Liabilities
Current liabilities:
Bank indebtedness	—	3
Short-term notes payable (Note 12)	989	926
Long-term debt payable within one year (Notes 12, 13)	981	752
Accounts payable and other current liabilities (Note 10)	902	892
Due to related parties	242	343
	3,114	2,916

Long-term liabilities:
Long-term debt (includes $541 measured at fair value; 2017 – $541) (Notes 12, 13)	9,085	9,315
Regulatory liabilities	160	128
Deferred income tax liabilities	72	70
Other long-term liabilities (Note 11)	2,748	2,734
	12,065	12,247
Total liabilities	15,179	15,163

Contingencies and Commitments (Notes 22, 23)
Subsequent Events (Note 25)

Preferred shares (Note 16)	486	486
Noncontrolling interest subject to redemption	21	22

Equity
Common shares (Note 16)	4,727	4,856
Retained earnings	5,393	5,183
Accumulated other comprehensive loss	(9)	(9)
Hydro One shareholder's equity	10,111	10,030

Noncontrolling interest	49	50
Total equity	10,160	10,080
	25,846	25,751

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2018 and 2017

Three months ended March 31, 2018 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
January 1, 2018	4,856	5,183	(9)	10,030	50	10,080
Net income	—	217	—	217	1	218
Distributions to noncontrolling interest	—	—	—	—	(2)	(2)
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(5)	—	(5)	—	(5)
Return of stated capital	(129)	—	—	(129)	—	(129)
March 31, 2018	4,727	5,393	(9)	10,111	49	10,160

Three months ended March 31, 2017 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
January 1, 2017	5,391	4,487	(9)	9,869	50	9,919
Net income	—	170	—	170	1	171
Other comprehensive income	—	—	1	1	—	1
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return of stated capital	(147)	—	—	(147)	—	(147)
March 31, 2017	5,244	4,655	(8)	9,891	51	9,942

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2018 and 2017

Three months ended March 31 (millions of Canadian dollars)	2018	2017
Operating activities
Net income	218	171
Environmental expenditures	(4)	(4)
Adjustments for non-cash items:
Depreciation and amortization (excluding asset removal costs)	177	172
Regulatory assets and liabilities	8	31
Deferred income taxes	37	20
Other	2	—
Changes in non-cash balances related to operations (Note 21)	(50)	69
Net cash from operating activities	388	459

Financing activities
Short-term notes issued	1,172	572
Short-term notes repaid	(1,109)	(590)
Return of stated capital	(129)	(147)
Dividends paid	(7)	(2)
Distributions paid to noncontrolling interest	(3)	—
Change in bank indebtedness	(3)	7
Net cash used in financing activities	(79)	(160)

Investing activities
Capital expenditures (Note 21)
Property, plant and equipment	(285)	(332)
Intangible assets	(14)	(14)
Capital contributions received	—	7
Other	3	(8)
Net cash used in investing activities	(296)	(347)

Net change in cash and cash equivalents	13	(48)
Cash and cash equivalents, beginning of period	—	48
Cash and cash equivalents, end of period	13	—

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2018 and 2017

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
Transmission
In December 2017, the Ontario Energy Board (OEB) approved Hydro One Networks Inc.'s (Hydro One Networks) 2018 rates revenue requirement of $1,511 million. See Note 9 - Regulatory Assets and Liabilities for additional information.
On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates, requesting revenue requirements of $1,517 million for 2018, $1,564 million for 2019, $1,611 million for 2020, $1,684 million for 2021, and $1,726 million for 2022. The OEB approval is pending.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2017, with the exception of the adoption of new accounting standards as described below and in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2017 annual audited consolidated financial statements.
Revenue Recognition
The Company adopted Accounting Standard Codification (ASC) 606 - Revenue from Contracts with Customers on January 1, 2018 using the retrospective method, without the election of any practical expedients. There was no material impact to the Company's revenue recognition policy as a result of adopting ASC 606.
Nature of Revenues
Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Distribution revenue also includes an amount relating to rate protection for rural, residential, and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.
Employee Future Benefits
The Company adopted Accounting Standard Update (ASU) 2017-07 on January 1, 2018. The Company used the retrospective method for guidance relating to the presentation of the service cost component and the other components of net periodic pension

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

and post-retirement benefit costs in the Statement of Operations and Comprehensive Income. There was no change in presentation in the Statement of Operations and Comprehensive Income. The Company used the prospective method for guidance relating to the capitalization of the service cost component of net periodic pension and post-retirement and post-employment benefit costs in assets. Upon adoption of ASU 2017-07, the Company recognized the Post-Retirement and Post-Employment Benefits Non-Service Costs Regulatory Asset. See Note 9 - Regulatory Assets and Liabilities for additional information.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its defined benefit pension plan. Defined benefit pension costs are attributed to labour and a portion not exceeding the service cost component of accrual basis defined benefit pension costs is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (operation, maintenance and administration costs).
Post-Retirement and Post-Employment Benefits
All post-retirement and post-employment benefit costs are attributed to labour and are either charged to results of operations (operation, maintenance and administration costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present ASUs and ASC guidance issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC Topic 606	May 2014 – November 2017
ASC Topic 606 Revenue from Contracts with Customers replaced ASC Topic 605 Revenue Recognition. ASC Topic 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
January 1, 2018
Hydro One adopted ASC 606 on January 1, 2018 using the retrospective method, without the election of any practical expedients. The Company has included the disclosure requirements of ASC 606 for interim periods in the year of adoption.

ASU 2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
			January 1, 2018	Hydro One applied for a regulatory deferral account to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption.
Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01	February 2016 – January 2018
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC Topic 842 land easements that exist or expired before the entity's adoption of ASC Topic 842 and that were not previously accounted for as leases under ASC Topic 840.
January 1, 2019
An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

4.    DEPRECIATION AND AMORTIZATION

Three months ended March 31 (millions of dollars)	2018	2017
Depreciation of property, plant and equipment	156	153
Asset removal costs	18	21
Amortization of intangible assets	17	15
Amortization of regulatory assets	4	4
	195	193
5.    INCOME TAXES
Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2018	2017
Income before income taxes	262	197
Income taxes at statutory rate of 26.5% (2017 - 26.5%)	69	52

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(12)	(11)
Overheads capitalized for accounting but deducted for tax purposes	(5)	(4)
Interest capitalized for accounting but deducted for tax purposes	(4)	(4)
Pension contributions in excess of pension expense	(3)	(5)
Environmental expenditures	(2)	(3)
Net temporary differences	(26)	(27)
Net permanent differences	1	1
Total income taxes	44	26

Effective income tax rate	16.8%	13.2%
6.    ACCOUNTS RECEIVABLE

(millions of dollars)	March 31, 2018	December 31, 2017
Accounts receivable – billed	303	297
Accounts receivable – unbilled	307	367
Accounts receivable, gross	610	664
Allowance for doubtful accounts	(26)	(29)
Accounts receivable, net	584	635
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2018 and the year ended December 31, 2017:

(millions of dollars)	Three months ended March 31, 2018	Year ended December 31, 2017
Allowance for doubtful accounts – beginning	(29)	(35)
Write-offs	8	25
Additions to allowance for doubtful accounts	(5)	(19)
Allowance for doubtful accounts – ending	(26)	(29)

7.	OTHER CURRENT ASSETS

(millions of dollars)	March 31, 2018	December 31, 2017
Regulatory assets	49	46
Materials and supplies	20	18
Prepaid expenses and other assets	47	40
	116	104

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

8.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	March 31, 2018	December 31, 2017
Property, plant and equipment	28,845	28,847
Less: accumulated depreciation	(10,377)	(10,344)
	18,468	18,503
Construction in progress	1,364	1,206
Future use land, components and spares	162	162
	19,994	19,871
9.    REGULATORY ASSETS AND LIABILITIES
Deferred Income Tax Regulatory Asset
On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Decision). In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks' distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The Appeal is being held in abeyance pending the outcome of the Motion. If the Decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the Company’s Motion will be granted and the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders.
Foregone Revenue Deferral
As part of its September 2017 decision on Hydro One Networks’ transmission rate application for 2017 and 2018 rates, the OEB approved the foregone revenue account to record the difference between revenue earned under the rates approved as part of the decision, effective January 1, 2017, and revenue earned under the interim rates until the approved 2017 rates were implemented. The OEB approved a similar account for B2M LP in June 2017 to record the difference between revenue earned under the newly approved rates, effective January 1, 2017, and the revenue recorded under the interim 2017 rates. The balances of these accounts are being returned to or recovered from ratepayers, respectively, over a one-year period ending December 31, 2018. The draft rate order submitted by Hydro One Networks was approved by the OEB in November 2017. This draft rate order reflects the September 2017 decision, including a reduction of the amount of cash taxes approved for recovery in transmission rates due to the OEB’s basis to share the savings resulting from a deferred tax asset with ratepayers. The Company’s position in the aforementioned Motion is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. Therefore, the Company has also reflected the impact of the Company’s position with respect to the Motion in the Foregone Revenue Deferral account. The timing for recovery of this impact will be determined as part of the outcome of the Motion.
Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset
Hydro One applied to the OEB for a deferral account to record the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018, the OEB approved the deferral account for Hydro One Networks' Transmission Business. It is expected that the deferral account application for Hydro One Networks' Distribution business will be considered as part of Hydro One Networks' application for 2018-2022 distribution rates, OEB approval of which is currently pending. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets in the Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset.

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

10.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	March 31, 2018	December 31, 2017
Accounts payable	140	173
Accrued liabilities	600	563
Accrued interest	116	99
Regulatory liabilities	46	57
	902	892
11.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	March 31, 2018	December 31, 2017
Post-retirement and post-employment benefit liability	1,521	1,507
Pension benefit liability	982	981
Environmental liabilities (Note 15)	162	168
Due to related parties	45	39
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	29	30
	2,748	2,734
12.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One’s committed revolving credit facilities totalling $2.3 billion.
Long-Term Debt
The following table presents long-term debt outstanding at March 31, 2018 and December 31, 2017:

(millions of dollars)	March 31, 2018	December 31, 2017
Hydro One long-term debt (a)	9,923	9,923
HOSSM long-term debt (b)	175	176
	10,098	10,099
Add: Net unamortized debt premiums	14	14
Add: Unrealized mark-to-market gain[1]	(9)	(9)
Less: Unamortized deferred debt issuance costs	(37)	(37)
Total long-term debt	10,066	10,067

Less: Long-term debt payable within one year	(981)	(752)
	9,085	9,315
1 The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020 and $500 million Series 37 notes due 2019. The unrealized mark-to-market net gain is offset by a $9 million (December 31, 2017 - $9 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At March 31, 2018, long-term debt of $9,923 million (December 31, 2017 - $9,923 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At March 31, 2018, the entire amount remained available for issuance until April 2020. During the three months ended March 31, 2018 and 2017, no long-term debt was issued or repaid.
(b) Hydro One Sault Ste. Marie LP (HOSSM) long-term debt
At March 31, 2018, long-term debt of $175 million (December 31, 2017 - $176 million), with a face value of $146 million (December 31, 2017 - $146 million) was held by HOSSM. During the three months ended March 31, 2018 and 2017, no long-term debt was issued or repaid.

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

Principal and Interest Payments
Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Weighted Average Interest Rate
Years to Maturity	(millions of dollars)	(%)
1 year	981	2.6
2 years	503	1.5
3 years	1,153	2.5
4 years	603	3.2
5 years	3	6.6
	3,243	2.5
6 – 10 years	631	3.5
Over 10 years	6,195	5.2
	10,069	4.2
Interest payment obligations related to long-term debt are summarized by year in the following table:

Interest Payments
Year	(millions of dollars)
Remainder of 2018	365
2019	402
2020	384
2021	370
2022	355
1,876
2023-2027	1,672
2028+	4,081
7,629
13.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At March 31, 2018 and December 31, 2017, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018		December 31, 2017
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
$50 million of MTN Series 33 notes	49	49	49	49
$500 million MTN Series 37 notes	492	492	492	492
Other notes and debentures	9,525	10,906	9,526	11,027
Long-term debt, including current portion	10,066	11,447	10,067	11,568
Fair Value Measurements of Derivative Instruments
At March 31, 2018, Hydro One had interest-rate swaps in the amount of $550 million (December 31, 2017 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 6% (December 31, 2017 – 6%) of its total long-term debt. At March 31, 2018, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt.
At March 31, 2018 and December 31, 2017, the Company had no interest-rate swaps classified as undesignated contracts.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at March 31, 2018 and December 31, 2017 is as follows:

March 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	13	13	13	—	—
	13	13	13	—	—

Liabilities:
Short-term notes payable	989	989	989	—	—
Long-term debt, including current portion	10,066	11,447	—	11,447	—
Derivative instruments
Fair value hedges – interest-rate swaps	9	9	9	—	—
	11,064	12,445	998	11,447	—

December 31, 2017 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Bank indebtedness	3	3	3	—	—
Short-term notes payable	926	926	926	—	—
Long-term debt, including current portion	10,067	11,568	—	11,568	—
Derivative instruments
Fair value hedges – interest-rate swaps	9	9	9	—	—
	11,005	12,506	938	11,568	—
Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2018 and the year ended December 31, 2017.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three months ended March 31, 2018 and 2017.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2018 and 2017 was not material.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2018 and December 31, 2017, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2018 and December 31, 2017, there was no material accounts receivable balance due from any single customer.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

At March 31, 2018, the Company’s provision for bad debts was $26 million (December 31, 2017 – $29 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At March 31, 2018, approximately 5% (December 31, 2017 – 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At March 31, 2018 and December 31, 2017, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At March 31, 2018, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facilities. The short-term liquidity under the Commercial Paper Program, revolving standby credit facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.
14.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Estimated annual defined benefit pension plan contributions for 2018 and 2019 are approximately $71 million for each year based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings. Employer contributions made during the three months ended March 31, 2018 were $18 million (2017 - $28 million).
The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2018 and 2017:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2018	2017	2018	2017
Current service cost	44	36	12	12
Interest cost	71	76	14	17
Expected return on plan assets, net of expenses[1]	(117)	(110)	—	—
Amortization of actuarial losses	21	20	1	2
Net periodic benefit costs	19	22	27	31

Charged to results of operations[2]	8	13	11	14
1 The expected long-term rate of return on pension plan assets for the year ending December 31, 2018 is 6.5% (2017 - 6.5%).
2 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2018, pension costs of $20 million (2017 - $30 million) were attributed to labour, of which $8 million (2017 - $13 million) was charged to operations, and $12 million (2017 - $17 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
15.    ENVIRONMENTAL LIABILITIES
The following table shows the movements in environmental liabilities for the three months ended March 31, 2018 and the year ended December 31, 2017:

(millions of dollars)	Three months ended March 31, 2018	Year ended December 31, 2017
Environmental liabilities - beginning	196	204
Interest accretion	2	8
Expenditures	(4)	(24)
Revaluation adjustment	—	8
Environmental liabilities - ending	194	196
Less: current portion	(32)	(28)
	162	168

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

The following table shows the reconciliation between the undiscounted basis of environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

(millions of dollars)	March 31, 2018	December 31, 2017
Undiscounted environmental liabilities	202	206
Less: discounting environmental liabilities to present value	(8)	(10)
Discounted environmental liabilities	194	196
At March 31, 2018, the estimated future environmental expenditures were as follows:

(millions of dollars)
Remainder of 2018	24
2019	27
2020	32
2021	34
2022	31
Thereafter	54
202
16.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At March 31, 2018, the Company had 142,239 common shares issued and outstanding (December 31, 2017 – 142,239).
During the three months ended March 31, 2018, a return of stated capital in the amount of $129 million (2017 – $147 million) was paid.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2018 and December 31, 2017, two series of preferred shares are authorized for issuance: the Class A preferred shares and Class B preferred shares. At March 31, 2018 and December 31, 2017, the Company had 485,870 Class B preferred shares and no Class A preferred shares issued and outstanding.
17.    DIVIDENDS
During the three months ended March 31, 2018, preferred share dividends in the amount of $2 million (2017 - $nil) and common share dividends in the amount of $5 million (2017 - $2 million) were declared and paid.
18.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the three months ended March 31, 2018 was 142,239 (2017 – 142,239). There were no dilutive securities during the three months ended March 31, 2018 and 2017.
19.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2018 and 2017.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSUs activity under the Directors' DSU Plan during the three months ended March 31, 2018 and 2017 is presented below:

Three months ended March 31 (number of DSUs)	2018	2017
DSUs outstanding - beginning	187,090	99,083
Granted	27,753	20,680
DSUs outstanding - ending	214,843	119,763

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

At March 31, 2018, a liability of $4 million (December 31, 2017 - $4 million) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $20.92 (December 31, 2017 - $22.40) and was included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
Management DSU Plan
A summary of DSUs activity under the Management DSU Plan during the three months ended March 31, 2018 and 2017 is presented below:

Three months ended March 31 (number of DSUs)	2018	2017
DSUs outstanding - beginning	63,760	—
Granted	36,766	62,999
DSUs outstanding - ending	100,526	62,999
At March 31, 2018, a liability of $2 million (December 31, 2017 - $2 million) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $20.92 (December 31, 2017 - $22.40) and was included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
Long-Term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2018 and 2017 is presented below:

	PSUs		RSUs
Three months ended March 31 (number of units)	2018	2017	2018	2017
Units outstanding - beginning	425,120	228,890	388,140	252,440
Granted	422,250	264,300	326,570	215,370
Forfeited	(13,220)	(14,435)	(9,880)	(15,885)
Units outstanding - ending	834,150	478,755	704,830	451,925
The grant date total fair value of the awards granted during the three months ended March 31, 2018 was $15 million (2017 - $12 million). The compensation expense related to these awards recognized by the Company during the three months ended March 31, 2018 was $2 million (2017 - $1 million).
At March 31, 2018, $11 million (December 31, 2017 - $9 million) payable to Hydro One Limited relating to PSU and RSU awards was included in long-term due to related parties on the Consolidated Balance Sheets.
Stock Options
Hydro One Limited is authorized to grant stock options under its LTIP to certain eligible employees of Hydro One. During the three months ended March 31, 2018, Hydro One Limited granted 1,450,880 stock options (2017 - nil). The stock options granted are exercisable for a period not to exceed seven years from the date of grant and vest evenly over a three-year period on each anniversary of the date of grant.
The fair value based method is used to measure compensation expense related to stock options and the expense is recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model.
Stock options granted and the weighted average assumptions used in the valuation model for options granted during the three months ended March 31, 2018 are as follows:

Exercise price[1]	$20.70
Grant date fair value per option	$1.66
Valuation assumptions:
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

[1]	Hydro One Limited common share price on the date of the grant.

[2]	Based on dividend and Hydro One Limited common share price on the date of the grant.

[3]	Based on average daily volatility of Hydro One Limited's peer entities for a 4.5-year term.

[4]	Based on bond yield for an equivalent Canadian government bond.

[5]	Determined using the option term and the vesting period.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

A summary of stock options activity during the three months ended March 31, 2018 is presented below:

Three months ended March 31 (number of stock options)	2018
Stock options outstanding - beginning	—
Granted[1]	1,450,880
Stock options outstanding - ending[1]	1,450,880
1 All stock options granted and outstanding at March 31, 2018 are non-vested.
The compensation expense related to stock options recognized by the Company during the three months ended March 31, 2018 was not material. At March 31, 2018, there was $2 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted average period of approximately three years.
At March 31, 2018, amount payable to Hydro One Limited relating to stock options, included in long-term due to related parties on the Consolidated Balance Sheets, was not significant (December 31, 2017 - $nil).
20.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province of Ontario (Province) is a shareholder of Hydro One Limited with approximately 47.4% ownership at March 31, 2018. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom, and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited.

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2018	2017
IESO	Power purchased	513	651
	Revenues for transmission services	405	369
	Amounts related to electricity rebates	137	77
	Distribution revenues related to rural rate protection	57	61
	Distribution revenues related to the supply of electricity to remote northern communities	8	8
	Funding received related to Conservation and Demand Management programs	12	16
OPG	Power purchased	4	4
	Revenues related to provision of construction and equipment maintenance services	2	—
OEFC	Power purchased from power contracts administered by the OEFC	1	1
OEB	OEB fees	2	2
Hydro One Limited	Return of stated capital	129	147
	Dividends paid	5	2
	Stock-based compensation costs	6	6
	Cost recovery for services provided	4	—
Hydro One Telecom	Services received - costs expensed	6	6
	Revenues for services provided	1	1
2587264 Ontario Inc.	Dividends paid	2	—

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.
21.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2018	2017
Accounts receivable	51	91
Due from related parties	(17)	(57)
Materials and supplies	(2)	—
Prepaid expenses and other assets	(6)	(1)
Accounts payable	(30)	(1)
Accrued liabilities	33	19
Due to related parties	(101)	(31)
Accrued interest	17	25
Long-term accounts payable and other liabilities	(1)	2
Post-retirement and post-employment benefit liability	6	22
	(50)	69

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

Capital Expenditures
The following tables reconcile investments in property, plant and equipment, intangible assets and regulatory assets and the amounts presented in the Consolidated Statements of Cash Flows for the three months ended March 31, 2018 and 2017:

Three months ended March 31, 2018 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(292)	(12)	(304)
Net change in accruals included in capital investments[1]	7	(2)	5
Cash outflow for capital expenditures	(285)	(14)	(299)
1 For property, plant and equipment, the amount also includes capitalized depreciation.

Three months ended March 31, 2017 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(334)	(13)	(347)
Net change in accruals included in capital investments[1]	2	(1)	1
Cash outflow for capital expenditures	(332)	(14)	(346)
1 For property, plant and equipment, the amount also includes capitalized depreciation.
Supplementary Information

Three months ended March 31 (millions of dollars)	2018	2017
Net interest paid	90	88
Income taxes paid	5	4
22.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One, Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision. The appeal is scheduled to be heard on October 16, 2018, and it is possible that no decision will be rendered by the appeal court until the first quarter of 2019. At this time, an estimate of a possible loss related to this claim cannot be made.
23.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

March 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements	145	112	84	2	3	5
Long-term software/meter agreement	17	17	13	1	1	3
Operating lease commitments	10	6	8	3	1	3
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

March 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Credit facilities	—	—	—	—	2,300	—
Letters of credit[1]	173	—	—	—	—	—
Guarantees[2]	325	—	—	—	—	—
1 Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

24.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended March 31, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	421	1,145	—	1,566
Purchased power	—	751	—	751
Operation, maintenance and administration	109	147	3	259
Depreciation and amortization	103	92	—	195
Income (loss) before financing charges and income taxes	209	155	(3)	361

Capital investments	190	114	—	304

Three months ended March 31, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	367	1,279	—	1,646
Purchased power	—	889	—	889
Operation, maintenance and administration	106	147	11	264
Depreciation and amortization	101	92	—	193
Income (loss) before financing charges and income taxes	160	151	(11)	300

Capital investments	209	138	—	347
Total Assets by Segment:

(millions of dollars)	March 31, 2018	December 31, 2017
Transmission	13,721	13,612
Distribution	9,276	9,279
Other	2,849	2,860
Total assets	25,846	25,751
Total Goodwill by Segment:

(millions of dollars)	March 31, 2018	December 31, 2017
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.
25.    SUBSEQUENT EVENTS
Dividends and Return of Stated Capital
On May 14, 2018, preferred share dividends in the amount of $2 million and common share dividends in the amount of $1 million were declared. On the same date, a return of stated capital in the amount of $136 million was approved.
Share Grant Plans
On April 1, 2018, Hydro One Limited issued from treasury 472,989 common shares to eligible Hydro One employees in accordance with provisions of the Power Workers' Union and the Society of Energy Professionals Share Grant Plans.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2018 and 2017

Agreement to Purchase Orillia Power
In 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia, subject to regulatory approval by the OEB. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. In May 2018, Hydro One filed a Motion to Review and Vary the OEB’s decision.

18